Exhibit 99.1

For Immediate Release

Qiao Xing Mobile Communication Co., Ltd. Announces Resignation of Chief Financial Officer

Beijing, China (May 2, 2012) — Qiao Xing Mobile Communication Co., Ltd. (“QXM” or the “Company”) (NYSE: QXM), a domestic manufacturer of mobile handsets in China, today announced that Mr. Kok Seong Tan has tendered his resignation as chief financial officer (“CFO”) of the Company for personal reasons, effective immediately. The Company is presently seeking a new CFO to replace Mr. Tan.

About Qiao Xing Mobile Communication Co., Ltd.

Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. QXM manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and its research and development center in Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.

Safe Harbor Statement

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of May 2, 2012, and QXM undertakes no duty or obligation to update such information, except as required under applicable laws.

For further information, contact:

Wu Zhiyang, Chairman and Chief Executive Officer

Qiao Xing Mobile Communication Co., Ltd.

E-mail: wuzhiyang@cectelecom.com

Tel: +86-10-5731-5788